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                              December 2, 2022

       Ahmed Fattouh
       Chief Executive Officer
       InterPrivate III Financial Partners Inc.
       1350 Avenue of the Americas, 2nd Floor
       New York, NY 10019

                                                        Re: InterPrivate III
Financial Partners Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed November 22,
2022
                                                            File No. 001-40151

       Dear Ahmed Fattouh:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact
could impact your ability to complete your initial business
                                                        combination. For
instance, discuss the risk to investors that you may not be able to complete an initial
business combination with a U.S. target company should the
                                                        transaction be subject
to review by a U.S. government entity, such as the Committee on
                                                        Foreign Investment in
the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool
of potential targets with which you could complete an initial business combination may be
limited. Further, disclose that the time necessary for government review of the
transaction or a decision to prohibit the transaction could prevent you from completing an initial
business combination and require you to liquidate. Disclose the consequences of
liquidation to investors, such as the losses of the investment opportunity
 Ahmed Fattouh
InterPrivate III Financial Partners Inc.
December 2, 2022
Page 2
       in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tonya K. Aldave at (202)-551-3601 or John Dana Brown at
(202) 551-
3859 with any other questions.



                                                          Sincerely,
FirstName LastNameAhmed Fattouh
                                                          Division of
Corporation Finance
Comapany NameInterPrivate III Financial Partners Inc.
                                                          Office of Finance
December 2, 2022 Page 2
cc:       Daniel Nussen, Esq.
FirstName LastName